Exhibit 99(a)(1)(vi)

This announcement is not an offer to purchase or a solicitation of an offer to sell JAVELIN Mortgage Investment Corp. Common Stock (as defined below). The Tender Offer (as defined below) is made solely by an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements thereto, and, other than as described in the following sentence, is being made to all holders of shares of Common Stock of JAVELIN Mortgage Investment Corp. The Tender Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Common Stock in any jurisdiction in which the making, or the acceptance, of the Tender Offer would not be in compliance with applicable securities, “blue sky” or other laws. In any jurisdiction where applicable laws require that the Tender Offer be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of JMI Acquisition Corporation by one or more registered brokers or dealers designated by it which are licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

JAVELIN Mortgage Investment Corp.

for
A Dollar Amount Equal to 87% of the Book Value per Share of Common Stock, as Determined Herein,
by

JMI Acquisition Corporation
a wholly-owned subsidiary of

ARMOUR Residential REIT, Inc.

JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, is offering (the “Tender Offer”) to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.001 per share, of JAVELIN Mortgage Investment Corp. (“JAVELIN”), a Maryland corporation, for a purchase price per share of Common Stock net to the seller in cash, without interest, subject to any required withholding taxes (the “Tender Offer Price”) equal to 87% of the book value per share of Common Stock (“BVPS”), as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Tender Offer, which we currently anticipate to be March 18, 2016 (the “Calculation Date”). BVPS shall be calculated by JAVELIN, subject to the review and approval of by the Special Committee (as defined below), using the following data:  (i) the market value of JAVELIN’s agency securities and derivatives as of the Calculation Date, (ii) the appraised value of JAVELIN’s non-agency securities as of the Calculation Date or the most recent date as of which such value can be determined, (iii) cash balances in JAVELIN’s bank accounts as of the Calculation Date, (iv) JAVELIN’s repurchase agreement balances and interest payable to repurchase counterparties as of the Calculation Date, and (v) any other tangible assets or liabilities determined in accordance with generally accepted accounting principles, consistently applied, including accruals, as of the Calculation Date, less $1.0 million in respect of JAVELIN’s expenses related to the Tender Offer and the Merger (defined below) not included in the above-referenced accruals. Estimates of the Tender Offer Price and BVPS will be calculated as of 5:00 P.M., New York City time and posted to JAVELIN’s website, www.javelinreit.com, as soon as reasonably practicable on the date of the Offer to Purchase and on every business day thereafter until the Calculation Date.  As of March 4, 2016, the business day prior to the date of the Offer to Purchase, the estimated Tender Offer Price was $7.21 per share, based upon JAVELIN's estimated BVPS of $8.28.  The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase, and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer).

Tendering stockholders who have shares registered in their names and who tender them directly to Continental Stock Transfer & Trust Company, the Depositary in connection with the Tender Offer (the “Depositary”) and the paying agent in connection with the Merger (the “Paying Agent”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of shares of Common Stock to Acquisition in response to the Tender Offer. Stockholders who hold their shares through brokers, banks or other nominees should consult with those institutions as to whether they will impose charges in connection with tenders of shares in response to the Tender Offer.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME (THE “EXPIRATION TIME”), ON FRIDAY, APRIL 1, 2016, UNLESS THE OFFER IS EXTENDED (THE DATE ON WHICH THE OFFER, AS IT MAY BE EXTENDED, EXPIRES BEING THE “EXPIRATION DATE”).

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 1, 2016, by and among ARMOUR, Acquisition and JAVELIN (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Tender Offer and also provides that following the consummation of the Tender Offer and subject to certain conditions, Acquisition will merge with and into JAVELIN (the “Merger”), with JAVELIN continuing as the surviving corporation, and a wholly-owned subsidiary of ARMOUR. Each share of Common Stock that is outstanding immediately before the effective time of the Merger will, by virtue of the Merger, be canceled and converted into the right to receive an amount in cash per share of Common Stock equal to the Tender Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, which are more fully described in the Offer to Purchase. As a result of the Merger, JAVELIN will cease to be a publicly traded company.

There is no financing condition to the Tender Offer. The principal condition to the Tender Offer is that greater than fifty (50%) percent of the total number of outstanding shares of Common Stock which are not owned immediately before the Expiration Time by ARMOUR, any of its subsidiaries, or any officers or directors of ARMOUR or JAVELIN, be properly tendered and not withdrawn (the “Minimum Condition”). The Minimum Condition cannot be waived, and therefore, unless it is satisfied, Acquisition will not purchase any shares that are tendered in response to the Tender Offer.  If Acquisition does not purchase those shares, the Merger will not take place.

In addition to the Minimum Condition, there are also a number of other conditions to Acquisition’s obligation to purchase shares that are tendered in response to the Tender Offer, but Acquisition has the right to waive any of these other conditions. They include that (i) no statute, rule or regulation has been enacted or adopted that would make it illegal for Acquisition to acquire the tendered shares or would make the Merger illegal, (ii) no order is entered by a court or other governmental authority and be in force that invalidates the Merger Agreement or restrains Acquisition from completing the acquisition of the tendered shares or the Merger, (iii) all of JAVELIN’s representations and warranties in the Merger Agreement are true and correct on the Expiration Date, except failures to be true and correct which (a) could not, in the aggregate, reasonably be expected to have a material adverse effect on JAVELIN or on Acquisition’s legal ability to purchase or own shares that are tendered in response to the Tender Offer or to Acquisition's legal ability to consummate the Merger, or (b) were known, or reasonably should have been known, to ARMOUR, or any of its subsidiaries or ARMOUR Capital Management LP, a Delaware limited partnership and the external manager of both ARMOUR and JAVELIN (“ACM”), on or prior to the date of the Merger Agreement (March 1, 2016), (iv) JAVELIN has performed in all material respects by the Expiration Date all the obligations and covenants it is required to have performed, except for failures which cannot reasonably be expected to have a material adverse effect on JAVELIN or have been caused by or result from a breach of the Merger Agreement by ARMOUR or by Acquisition, (v) the Merger Agreement is not terminated in accordance with its terms, (vi) JAVELIN’s Board of Directors, acting upon the recommendation of the Special Committee (as described below), withdraws or modifies in a manner adverse to Acquisition its recommendation or approval regarding the Tender Offer or the Merger, and (vii) JAVELIN’s Board of Directors, acting upon the recommendation of the Special Committee, withdraws or modifies in a manner adverse to Acquisition its recommendation that stockholders accept the Tender Offer.

The Board of Directors of JAVELIN, acting upon the recommendation of the independent special committee of that Board of Directors (the “Special Committee”) consisting of the director who is not employed by or otherwise affiliated with ARMOUR, ACM, or any of their respective subsidiaries, unanimously:  (i) determined that the Merger Agreement and the transactions contemplated by it are advisable and in the best interests of JAVELIN and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated by it, including the Tender Offer and the Merger, and (iii) determined to recommend that JAVELIN’s stockholders accept the Tender Offer and tender their shares in response to the Tender Offer, in each case subject to the terms and conditions set forth in the Merger Agreement.

If the Minimum Condition is met and Acquisition purchases the shares of Common Stock that are validly tendered in response to the Tender Offer and not withdrawn, JAVELIN will cause the Merger to be effected following the consummation of the Tender Offer as promptly as practicable without a vote of the holders of Common Stock, in accordance with Section 3-106.1 of the Maryland General Corporation Law.

There are no appraisal or similar statutory rights available to JAVELIN stockholders in connection with the Tender Offer.

If any of the conditions to Acquisition’s obligation to purchase the tendered shares is not satisfied or (except with regard to the Minimum Condition) waived by Acquisition by the scheduled Expiration Time, Acquisition will be required to extend the Tender Offer for up to three successive periods of up to 10 business days each (but not beyond September 30, 2016), and Acquisition can extend it for more than three successive periods. Also, (i) if the Tender Offer is modified to increase the price Acquisition will pay or in any other manner, Acquisition may extend the Tender Offer until 10 business days after Acquisition announces the modifications, (ii) if anybody other than Acquisition makes a tender offer for JAVELIN Common Stock before the Tender Offer expires, Acquisition can extend the Tender Offer until not later than 10 business days after the other tender offer expires, (iii) if JAVELIN delivers a notice (a “Superior Proposal Notice”) that it has received a firm proposal for a transaction that the Special Committee believes would be more beneficial to JAVELIN and its stockholders than the Tender Offer (a “Superior Transaction”), (x) if at least two (2) business days before the scheduled Expiration Date, JAVELIN delivers a Superior Proposal Notice to ARMOUR and Acquisition, the Expiration Date will automatically be extended to the fourth business day after JAVELIN delivers the Superior Proposal Notice and Acquisition will have the right to extend the Expiration Date until 10 days after expiration of Acquisition’s right to agree to increase the Tender Offer Price to a price that is an amount per share equal to the value per share of Common Stock of the consideration JAVELIN's stockholders would receive as a result of the transaction the Special Committee had determined to be a Superior Transaction, or (y) as to any subsequent Superior Proposal Notice, until after the end of a two business day period during which Acquisition can require the Special Committee to discuss modifications to the Merger Agreement that would make the transactions contemplated by the modified Merger Agreement as to the JAVELIN stockholders as favorable as the transaction with someone other than Acquisition that the Special Committee had determined to be a Superior Transaction, and (iv) if after the first Superior Proposal Notice, Acquisition increases the Tender Offer Price to a price that is an amount per share equal to the value per share of Common Stock of the consideration JAVELIN's stockholders would receive as a result of the Superior Proposal, or if as a result of negotiations with Acquisition after a second or any subsequent Superior Proposal Notice, JAVELIN withdraws its Superior Proposal Notice, Acquisition may extend the Tender Offer until 10 business days (or any longer period that is required by Securities and Exchange Commission rules) after Acquisition gives a notice of the increase in the Tender Offer Price or JAVELIN withdraws its Superior Proposal Notice. See the section of the Offer to Purchase captioned “The Tender Offer—Section 2. Expiration and Extension of the Tender Offer” for more detailed information about the circumstances under which Acquisition is required or permitted to extend the Tender Offer.

The Merger Agreement gives Acquisition the right, but does not require Acquisition, to provide a subsequent Tender Offer period of the type permitted by SEC Rule 14d-11. A subsequent offering period would be a period of at least three business days (and could be substantially longer than that) which would begin on the business day following the Expiration Date, during which Acquisition would offer to purchase JAVELIN shares for the same Tender Offer Price that Acquisition is offering prior to the Expiration Date, but Acquisition would purchase shares as they are received rather than deferring all purchases until the subsequent offering period expires.

If Acquisition extends the Tender Offer or provides a subsequent offering period, Acquisition will inform the Depositary, and make a public announcement, with regard to an extension, before 9:00 A.M., New York City time, on the business day after the day on which the Tender Offer was then scheduled to expire, and with regard to JAVELIN providing a subsequent offering period, before 9:00 A.M., New York City time, on the business day after the day on which the Tender Offer expires (i.e., after the Expiration Date).

On the terms, but subject to the conditions of the Tender Offer and applicable law, Acquisition will (i) accept for payment, and by doing so agree to purchase, the shares of Common Stock that are properly tendered before the Tender Offer expires and not withdrawn in the manner described in the Offer to Purchase, subject to the Minimum Condition, and (ii) promptly pay the Tender Offer Price for the shares it accepts. Acquisition reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, shares that are tendered, subject to the requirements of Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, if any of the conditions to the Tender Offer has not been satisfied or waived (if it is waivable), or in order to comply with any applicable law.

For purposes of the Tender Offer, properly tendered shares (or defectively tendered shares that Acquisition decides to accept notwithstanding the defect) will be deemed to have been accepted for payment if and when Acquisition gives oral notice (confirmed in writing), or written notice, of the acceptance to the Depositary. Acquisition will pay for shares it accepts by depositing the aggregate Tender Offer Price in immediately available funds with the Depositary. The Depositary will act as agent for tendering holders for the purpose of receiving payments from Acquisition and transmitting payments to the tendering stockholders. Under no circumstances will any interest be payable because of any delay in the transmission of funds to the holders of purchased shares or otherwise.

In all cases, payment of the Tender Offer Price with respect to shares will be made only after timely receipt by the Depositary of (i) the certificates representing the shares that are being tendered, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal, or (ii) Book-Entry Confirmation (as defined in the Offer to Purchase) of the transfer of shares into the Depositary’s account at The Depositary Trust Company (“DTC”) using the procedures described in the Offer to Purchase, together with a properly transmitted Agent’s Message (as defined in the Offer to Purchase) and any other documents required by the Agent’s Message.

Shares that are tendered in response to the Tender Offer may be withdrawn at any time prior to the Expiration Time (i.e., 11:59 P.M., New York City time, on the Expiration Date of the Tender Offer), but not after that time (except as provided in Section 14(d)(5) of the Securities and Exchange Act of 1934, as amended), except that if, after withdrawal rights expire, Acquisition reduces either (i) the number of shares of Common Stock that are subject to the Tender Offer or (ii) the Tender Offer Price that Acquisition will pay for shares of Common Stock, shares of Common Stock that have already been tendered may be withdrawn on or before the day that is 10 business days after the day when Acquisition first publishes, or sends to tendering stockholders, notice of the reduction. If there is a subsequent offering period, tendering stockholders will not be able to withdraw shares tendered during the subsequent offering period.

To withdraw shares of Common Stock, a written, telegraphic or facsimile notice of withdrawal or a Request Message (as defined in the Offer to Purchase) must be received by the Depositary at its address set forth on the back cover page of the Offer to Purchase at or before the Expiration Time. A notice of withdrawal must (i) specify the name of the person who tendered the shares that are to be withdrawn, (ii) describe the shares of Common Stock that are to be withdrawn, including the title and CUSIP number, the number of shares being withdrawn and, if certificates were tendered, the number or numbers of the certificates, and (iii) be signed by the holder of the shares of Common Stock in the same manner as the original signature on the Letter of Transmittal by which the shares of Common Stock were tendered (including any required signature guarantees), or be accompanied by documents of transfer sufficient to have JAVELIN’s transfer agent register the transfer of the shares of Common Stock into the name of the person who is withdrawing the shares. In lieu of submitting a written, telegraphic or facsimile notice of withdrawal, DTC participants may electronically transmit a request for withdrawal and revocation to DTC. DTC will then verify the request and send a Request Message to the Depositary. If the shares of Common Stock to be withdrawn have been delivered or otherwise identified to the Depositary, a properly completed notice of withdrawal, or a Request Message, will be effective as soon as the Depositary receives it, even if physical release is not yet effected.

All questions as to the form and validity (including time of receipt) of notices of withdrawal, including a Request Message, will be determined by Acquisition, in Acquisition’s sole discretion (which determination will be final and binding). None of ARMOUR, Acquisition, the Depositary, Alliance Advisors LLC, the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, including any Request Message, or will incur any liability for failure to give any such notification.

JAVELIN has provided to Acquisition its list of stockholders and security position listings for the purpose of disseminating the Tender Offer to holders of shares of Common Stock. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of shares of Common Stock whose names appear on JAVELIN’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Common Stock.

The receipt of cash by a U.S. holder in payment for shares of Common Stock as a result of the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. The receipt of cash by a non-U.S. holder in payment for shares of Common Stock as a result of the Tender Offer or the Merger will generally not create a U.S. Federal income tax liability. See the Offer to Purchase for a more detailed discussion of the U.S. Federal income tax considerations relevant to the Tender Offer and the Merger. JAVELIN stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the Tender Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Rules under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated into this Summary Advertisement by reference.

The Tender Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Tender Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal also may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Tender Offer. Requested copies will be furnished promptly at Acquisition’s expense. Acquisition will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and Paying Agent and the Information Agent) for soliciting tenders of shares in response to the Tender Offer, but it will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses they incur in forwarding material relating to the Tender Offer to their customers.

The Information Agent for the Offer is:

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ  07003

Stockholders may call toll free: (888) 991-1294
Banks and Brokers may call collect: (973) 873-7721

March 7, 2016